U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utilitiy Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Gorlin             Steve
     (Last)            (First)              (Middle)

     150 Gulf Shores Drive, #601
     (Street)

     Destin            Florida          32541
     (City)            (State)          (Zip)

2. Issuer Name and Ticker or Trading Symbol: Advanced Aerodynamics & Structures, Inc. AASI

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year:  July 1998

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person to Issuer  (Check all applicable)

     /x /  Director                              /  /  10% Owner
     /  /  Officer (give title below)            /  /  Other (Specify below)


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficiallly
          Owned

                       2. Transaction   3. Transaction   4. Securities Acquired
                       Date (Month/     Code (Instr. 8)  (A) or Disposed (D)
1. Title of Security   Day/Year)        Code         V   (Instr. 3, 4 and 5)
   (Instr. 3)                                            Amount  (A) or   Price
                                                                 (D)

*Units                 7/1/98           P                4,000    A       7.61
*Units                 7/6/98           P                2,000    A       8.06
*Units                 7/7/98           P                3,000    A       8.20
*Units                 7/8/98           P                2,000    A       8.25


                       5. Amount of     6. Ownership     7. Nature of Indirect
                       Securities       Form: Direct     Beneficial Ownership
                       Beneficially     (D) or Indirect  (Instr. 4)
                       Owned at End     (I) (Instr. 4)
                       of Month
                       (Instr. 3 and 4)

                       33,000           D
                       35,000           D
                       38,000           D
                       40,000           D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II: Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


                         2. Conversions     3. Transaction  4. Transaction Code
1. Title of Derivative   or Exercise Price  Date (Month/    (Instr. 8)
Security (Instr. 4)      of Derivative      Day/Year)
                         Security

Class A Warrants         $6.50              7/1/98          P
Class B Warrants         $8.75              7/1/98          P
Class A Warrants         $6.50              7/6/98          P
Class B Warrants         $8.75              7/6/98          P
Class A Warrants         $6.50              7/7/98          P
Class B Warrants         $8.75              7/7/98          P
Class A Warrants         $6.50              7/8/98          P
Class B Warrants         $8.75              7/8/98          P

                         5. Number of         6. Date Exercisable and
                         Derative Securities Expiration Date (Month/Day/Year) Acquired (A) or
                         Disposed of (D)      Date Exercisable  Expiration Date
                         (Instr. 3, 4 and 5)

                         Amount  (A) or (D)


                         4,000        A           7/1/98         12/3/2001
                         4,000        A           7/1/98         12/3/2001
                         2,000        A           7/6/98         12/3/2001
                         2,000        A           7/6/98         12/3/2001
                         3,000        A           7/7/98         12/3/2001
                         3,000        A           7/7/98         12/3/2001
                         2,000        A           7/8/98         12/3/2001
                         2,000        A           7/8/98         12/3/2001

                         7. Title and Amount of Underlying Securities
                         (Instr. 3 and 4)

                         Title                  Amount or Number
                                                of Shares

Class A Warrants:        Class A Common Stock        4,000
                         Class B Warrants            4,000
                         Class A Common Stock        2,000
                         Class B Warrants            2,000
                         Class A Common Stock        3,000
                         Class B Warrants            3,000
                         Class A Common Stock        2,000
                         Class B Warrants            2,000


Class B Warrants:        Class A Common Stock        4,000
                         Class A Common Stock        2,000
                         Class A Common Stock        3,000
                         Class A Common Stock        2,000

Class B Warrants         Class A Common Stock        4,000
(underlying Class A      Class A Common Stock        2,000
Warrants)                Class A Common Stock        3,000
                         Class A Common Stock        2,000

                         8. Price of         9. Number of Derative
                         Derative Security   Securities Beneficially
                         (Instr. 5)          Owned at End of Month
                                             (Instr. 4)

                           purchased as       Class A Common Stock   88,000
                           part of Unit

                         10. Ownership Form       11. Nature of Indirect
                         of Derative Security:    Beneficial Ownership
                         Direct (D) or Indirect   (Instr. 4)
                         (I) (Instr. 4)

                                 D
                                 D
                                 D
                                 D

Explanation of Responses:

*Each Unit consists of one share of Class A Common Stock, $.0001 par value, one redeemable Class A Warrant and one redeemable Class B Warrant. Each Class A Warrant entitles the holder to purchase one share of Class A Common Stock and one Class B Warrant at an exercise price of $6.50. Each Class B Warrant entitles the holder to purchase one share of Class A Common Stock at an exercise price of $8.75.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                                            /s/ Steve Gorlin
                                            _____________________________
                                            Signature of Reporting Person